July 29, 2013

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re: USA MUTUALS (the “Trust”)
File Nos.: 333-57548, 811-10319

Dear Ms. Rossotto:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments provided on July 15, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 29 to its registration statement, filed on behalf of its series, the Vice Fund and the Generation Wave Growth Fund (collectively, the “Funds”), each a series of the Trust.  PEA No. 29 was filed pursuant to Rule 485(a)(1) under the 1933 Act on Form N-1A on May 29, 2013.  PEA No. 29 was filed for the purpose of making material changes to the registration statement including making changes to the investment objective and principal investment strategies of the Funds.  The Trust is filing this PEA No. 30 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Vice Fund/Generation Wave Growth Fund Prospectuses – Summary Section – Fees and Expenses of the Fund

1.	Staff Comment: Please confirm whether the Funds’ redemption fee is separate of the 1.00% contingent deferred sales charge (CDSC) assessed on Class C shares redeemed within 12 months of purchase.

Response:  The Trust responds by confirming supplementally that the Funds’ redemption fee is separate of the 1.00% contingent deferred sales charge (CDSC) assessed on Class C shares redeemed within 12 months of purchase.

2.	Staff Comment: Please delete footnote (1) to each Fees and Expenses Table as this disclosure is neither required nor permitted by Form N-1A.

Response:  The Trust responds by making the requested revision.

3.
Staff Comment:  Please revise footnote (2) to the Fees and Expenses of the Fund tables for the Vice Fund and Class A and C of the Generation Wave Growth Fund to indicate that the Board of Trustees has determined that the Class A shares of the Fund will pay Rule 12b-1 Fees of no more than 0.25% for the 12 month period covered by the Prospectus.

Response:  The Trust responds by revising footnote (2) to the Fees and Expenses of the Fund tables for the Vice Fund and Class A and C of the Generation Wave Growth Fund to read as follows: “The Fund has adopted a distribution plan pursuant to Rule 12b-1 (the “Rule 12b-1 Plan”) under the Investment Company Act of 1940, as amended (the “1940 Act”).  Under the Rule 12b-1 Plan, the Fund may pay an annual Rule 12b-1 distribution fee of up to 0.50% for Class A shares.  For the 12-month period covered by this prospectus, the Fund’s Board of Trustees (the “Board of Trustees”) has authorized a Rule 12b-1 distribution fee of only 0.25% for Class A shares.”

4.
Staff Comment:  With respect to the footnote to each Fees and Expenses of the Fund table describing the expense waiver agreement between the Trust and the investment advisor, please revise, if applicable, to state whether either or both parties may terminate the agreement prior to the end of the current term of the agreement.  In addition, if the investment advisor has the ability to recoup previously waived fees under the agreement, please include disclosure to this effect in the footnote.

Response:  The Trust responds by adding the following statements to the applicable footnotes: “The current term of the agreement may only be terminated by the Board of Trustees of the Trust.  The Advisor shall reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitations on Fund expenses described herein.”

5.	Staff Comment: Please confirm that the interest expenses resulting from the Funds’ use of short sales will be reflected under “Other Expenses” line item in the Fees and Expenses of the Fund tables.

Response:  The Trust responds by confirming supplementally that interest expenses related to short sales will be reflected in the “Other Expenses” line item.

Vice Fund/Generation Wave Growth Fund Prospectus – Summary Section – Vice Fund – Principal Investment Strategies, Principal Risks and Performance

6.	Staff Comment: Please clarify whether the Vice Fund may invest in emerging markets securities as a principal strategy.

Response:  The Trust responds by stating supplementally that the Vice Fund does not invest in emerging markets securities as a principal strategy.

7.	Staff Comment: Please include risk disclosure specific to the Vice Fund’s investments in American depositary receipts (ADRs).

Response:  The Trust responds by adding the following to the disclosure of the Fund’s Principal Risks: “Unsponsored ADRs held by the Fund are frequently under no obligation to distribute shareholder communications received from the underlying issuer, and there is less information available about unsponsored ADRs than sponsored ADRs; unsponsored ADRs are also not obligated to pass through voting rights to the Fund.”

8.
Staff Comment:  Please revise the footnote to the Vice Fund’s performance bar chart to clarify that Institutional Class shares are new, and would have been the same as the returns shown in the chart, except to the extent that the share classes have different expenses.

Response:  The Trust responds by revising the footnote to read as follows: “Because Institutional Class, Class A and Class C shares are new, the returns shown in the bar chart are for the Fund’s Investor Class shares.  Institutional Class, Class A and Class C shares would have substantially similar returns because the share classes are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.”

Generation Wave Growth Fund Prospectuses – Summary Section – Generation Wave Growth Fund – Principal Investment Strategies and Principal Risks

9.
Staff Comment:  Please disclose any target allocation or any other method that will be used to allocate assets among the various investment strategies that will be used by the Advisor in managing the Generation Wave Growth Fund’s investment portfolio.

Response:  The Trust responds by adding the following to the disclosure of the Generation Wave Growth Fund’s Principal Investment Strategies: “The Advisor does not follow a rigid investment or allocation policy and the Fund’s assets may be deployed among the Fund’s investment strategies and in weightings the Advisor deems appropriate.”

10.	Staff Comment: To the extent that the Generation Wave Growth Fund will write or sell credit default swaps, please confirm that the Fund will cover the full notional value of the agreement.

Response:  The Trust confirms that to the extent the Generation Wave Growth Fund writes or sells credit default swaps, the Fund will cover the full notional value of the agreement as required by applicable rule or regulation.

11.
Staff Comment:  Please rephrase the following statement to differentiate the investments discussed therein from the four investment strategies that will be utilized by the Generation Wave Growth Fund: “The Fund may engage in long purchases, short sales and various options strategies.”

Response:  The Trust responds by revising this statement to read as follows: “The Fund may also engage in long purchases, short sales and options trading to implement these strategies.”

12.	Staff Comment: Please provide a brief description of the Generation Wave Growth Fund’s multiple alternative investment strategies in the Summary Section.

Response:  The Trust responds by adding the following disclosure to the discussion of the Generation Wave Growth Fund’s Principal Investment Strategies in the Summary Section:

“Descriptions of the primary strategies to be employed by the Fund include:

•	Long/Short Equity Strategy- This strategy employs long and short trading in common stock and preferred stock of U.S. and foreign issuers and attempts to achieve capital appreciation.
•	Relative Value-Long/Short Debt Strategy - This strategy is designed to take advantage of perceived discrepancies in the market prices related to credit or maturities of fixed income securities.

•
Equity Option Strategy-Option strategies include selling call options against long equity positions to provide the ability to participate in high quality equity securities, while seeking income potential and downside protection.

•	Real Assets/Commodity Strategy-Economic cycles provide opportunities to profit from positions in real estate, copper, lumber, precious metals and other commodities
•	Tactical Allocation Strategy-Using market trend indicators, this portion of the portfolio is allocated to aggressive, neutral or defensive market positions.”

13.
Staff Comment:  Please remove the following disclosure from the Summary Section for the Generation Wave Growth Fund, as it is neither required nor permitted by Item 4 of Form N-1A: “When market conditions are unfavorable for profitable investing or when suitable investments are not otherwise available, the Fund may hold a majority of its net assets in cash or similar short-term, high-quality debt securities.  These short-term debt securities and money market instruments include commercial paper, certificates of deposit, bank deposits, bankers’ acceptances, shares of money market mutual funds, U.S. Government securities and repurchase agreements.”  The Staff notes that this disclosure may be included in the Fund’s Item 9 disclosure.

Response:  The Trust responds by making the requested revision.

14.
Staff Comment:  Please remove or revise the following bullet point item in the discussion of the Generation Wave Growth Fund’s Principal Risks, as the current disclosure is fragmented: “taking long and short positions in fixed income and debt securities, with the goal of minimizing exposure to general market risk.”

Response:  The Trust responds by deleting the referenced disclosure.

15.
Staff Comment:  Please revise disclosure in the discussion of Principal Investment Strategies and Principal Risks related to the Generation Wave Growth Fund’s investments in below investment grade fixed income securities to indicate that these securities are commonly known as “junk bonds”.

Response:  The Trust responds by making the requested revision.

16.	Staff Comment: Please include disclosure in the discussion of the Generation Wave Growth Fund’s Principal Investment Strategies to the effect that the Fund may invest in emerging markets securities.

Response:  The Trust responds by making the requested revision.

17.
Staff Comment:  Please include disclosure in the discussion of the Generation Wave Growth Fund’s Principal Investment Strategies to the effect that the Fund may invest in commodity-linked securities, including examples of commodity-linked securities.

Response:  The Trust responds by adding the following disclosure to the discussion of the Fund’s Principal Investment Strategies: “The Fund may invest in commodity-linked instruments, including commodity-linked swaps, futures, options and options on futures, commodity-linked debt and other investment companies and ETFs that invest in commodity-linked instruments.”

18.	Staff Comment: Please include disclosure related to the risks of currency investments.

Response:  The Trust responds respectfully by noting the following risk disclosures have already been included in the discussion of the Fund’s principal risks: “currency-rate fluctuations due to political, social or economic instability may cause the value of the Fund’s investments to decline” and “Currency Risk.  The risk that fluctuations in currency exchange rates will negatively affect securities denominated in, and/or receiving revenues in, foreign currencies. Adverse changes in currency exchange rates (relative to the U.S. dollar) may erode or reverse any potential gains from the Funds’ investment in securities denominated in a foreign currency or may widen existing losses.”

Vice Fund/Generation Wave Growth Fund Prospectuses – Summary Section – Purchase and Sale of Fund Shares, Taxes and Financial Intermediary Compensation

19.	Staff Comment: Please confirm whether the investment minimums are identical for all share classes.

Response:  The Trust responds by confirming supplementally that the investment minimums are the same for all share classes.

Vice Fund/Generation Wave Growth Fund Prospectuses – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

20.
Staff Comment:  With respect to the non-fundamental nature of the Funds’ investment objectives, please include disclosure of any policy for providing prior notice to shareholders in the event of a change to a Fund’s investment objective.

Response:  The Trust responds respectfully by indicating that the following disclosure has already been included in this section of the Fund’s prospectuses, under the sub-heading entitled “General Investment Policies of the Funds.”  The Trust responds further by moving this disclosure to appear adjacent to the disclosure of the Funds’ investment objectives, so that it may appear more visible to shareholders.

21.
Staff Comment:  Please revise the description of the Generation Wave Growth Fund’s Relative Value Long/Short Debt Strategy using plain English and to explain how current income, capital preservation and capital appreciation will be achieved using this strategy.

Response:  The Trust responds by revising the description of the Relative Value-Long/Short Debt Strategy to read as follows:

“Relative Value-Long/Short Debt Strategy - This strategy is designed to take advantage of perceived discrepancies in the market prices related to credit or maturities of fixed income and derivative securities and attempts to achieve current income, capital preservation and capital appreciation.  This strategy may provide opportunities for capital appreciation through owning debt securities that appreciate (or depreciate) more (or less) in value than the corresponding Short Debt Security.  Current income may be generated when the income from the long position is greater than the carry cost of the short position.  Capital preservation may be attained when the entry points of the positions are executed at historically low risk levels.”

22.
Staff Comment:  Please revise the description of the Generation Wave Growth Fund’s Equity Option Strategy using plain English and also to clarify how having a short call sold against the long stock position will provide downside protection.

Response:  The Trust responds by revising the description of the Equity Option Strategy to read as follows:

“Equity Option Strategy - Option strategies include selling call options against long equity positions to provide the ability to participate in high quality equity securities, while benefitting from the income potential and downside protection of having a short call sold against the long stock position.  Selling a call provides income that can offset a loss if the underlying equity security declines in value.”

23.
Staff Comment:  Please revise the description of the Generation Wave Growth Fund’s Tactical Allocation Strategy using plain English and also to clarify how the use of investments in precious metals is appropriate for use as a defensive position.

Response:  The Trust responds by revising the description of the Tactical Allocation Strategy to read as follows:

“Tactical Allocation Strategy - Using market trend indicators, this portion of the portfolio is allocated to aggressive, neutral or defensive market positions.  For example, if market trends indicate a defensive position is justified, the Advisor may allocate Fund assets to government bonds or precious metals.  Precious metals may be used as a defensive position during times when inflation expectations are increasing.  An aggressive position may include a small cap equity or emerging markets position.”

Vice Fund/Generation Wave Growth Fund Prospectuses – Distributions and Taxes

24.
Staff Comment:  If any of the Funds’ distributions may be characterized as a return of capital, please include related disclosure in this section, including a discussion of the impact to investors noting that while such distributions may not be immediately taxable to shareholders they may lower a shareholder’s basis.

Response:  The Trust responds by adding the following disclosure to this section:

“If a Fund’s distributions exceed its current and accumulated earnings and profits, all or a portion of such distributions may be recharacterized as a return of capital to shareholders.  A return of capital will generally not be taxable, but will reduce each shareholder’s cost basis in Fund shares (but not below zero) and will result in a higher reported capital gain or lower reported capital loss when those shares on which the distributions were received are ultimately sold, exchanged or redeemed.  Any return of capital in excess of a shareholder’s basis, however, is taxable as a capital gain.”

Statement of Additional Information – Investment Polices, Strategies and Associated Risks – Investment Limitations

25.
Staff Comment:  The Staff notes that the investment limitation concerning commodities has been included as a non-fundamental investment limitation, and notes that this limitation should be made fundamental per Sections 8(b) and 13(a) of the 1940 Act.

Response:  The Trust responds by adding the following limitation to the list of fundamental investment limitations

“Purchase or sell commodities unless acquired as a result of ownership of other securities or other instruments, except as permitted by the 1940 Act (but this shall not prevent a Fund from purchasing or selling options, futures contracts or other derivative instruments, or from investing in securities or other instruments backed by commodities).”

26.
Staff Comment:  The Staff notes that the fundamental investment limitation concerning concentration should include the Vice Fund’s policy of concentrating at least 25% of its net assets in the group of vice industries described in the Fund’s prospectus, and should also include the Generation Wave Growth Fund’s specific policy toward concentration.  The Staff further notes that the Generation Wave Growth Fund’s open policy on concentrating up to 80% of its assets in a single industry, with the ability to vary such concentration among industries or groups of industries, is not permissible under the 1940 Act.

Response:  The Trust responds by revising the fundamental limitation concerning concentration as it applies to the Vice Fund to include the following statement: “The Vice Fund will concentrate at least 25% of its net assets in a group of vice industries (but no more than 80% of its net assets in any single industry) that includes the alcoholic beverages, tobacco, gaming and defense/aerospace industries, as identified in the Vice Fund’s prospectus.”

The Trust further responds by making the following representations with respect to the fundamental investment limitation as it applies to the Generation Wave Growth Fund:

1.	The Generation Wave Growth Fund will not implement any policy of concentrating its assets in a single industry or group of industries without first seeking shareholder approval of the policy; and
2.	The next time that the Generation Wave Growth Fund is required to seek or chooses to seek shareholder approval for a matter, it will include approval of a revised concentration policy.

Statement of Additional Information – Portfolio Holdings Information

27.	Staff Comment: Please revise disclosure in this section to ensure all items required under Item 16(f) of Form N-1A are addressed.

Response:  The Trust responds by revising the disclosure in this section to read as follows:

“MAI and the Trust, on behalf of the Funds, have adopted portfolio holdings disclosure policies.  These policies govern the timing and circumstances of disclosure to shareholders and third parties about the Funds’ portfolio investments.  These portfolio holdings disclosure policies have been approved by the Board of Trustees.  MAI and the Board of Trustees have also considered actual and potential material conflicts that could arise in such circumstances between the interests of the Funds’ shareholders and the interests of MAI, Distributor or any other affiliated person of the Funds.  After due consideration, MAI and the Board of Trustees have determined that the Funds have a legitimate business purpose for disclosing portfolio holdings to persons described in the portfolio holdings disclosure policies.  The Board of Trustees has also authorized MAI or appointed officers to consider and authorize dissemination of portfolio holdings information to additional parties after considering the best interests of the shareholders and potential conflicts of interest in making such disclosures.

The Board of Trustees exercises continuing oversight of the disclosure of the Funds’ portfolio holdings: (1) by overseeing the implementation and enforcement of the portfolio holdings disclosure policies, Codes of Ethics and other relevant policies of the Funds and their service providers by the CCO; (2) by considering reports and recommendations by the CCO concerning any material compliance matters (as defined in Rule 38a-1 under the 1940 Act); and (3) by considering whether to approve any amendment to these portfolio holdings disclosure policies.  The Board of Trustees reserves the right to amend the portfolio holdings disclosure policies at any time without prior notice in its sole discretion.

Disclosure of each Fund’s complete holdings is required to be made quarterly within 60 days of the end of each fiscal quarter in the annual report and semi-annual report to Fund shareholders and in the quarterly holdings report on Form N-Q.  These reports are available, free of charge, on the SEC’s website at www.sec.gov.  To the extent the Funds’ service providers have access to information about the Funds’ portfolio holdings they are bound by confidentiality agreements or professional standards to maintain the confidentiality of the holdings information.  Accordingly, material non-public holdings information may be provided without lag as part of the normal investment activities of the Funds’ service providers including, without limitation, the fund administrator, custodian, fund accounting agent, accountants and legal counsel.  Currently, within 10 calendar days of each month end, the Funds also provide their monthly portfolio holdings information to rating and ranking organizations, including Lipper, a Thomson Reuters company, Morningstar, Inc., Standard & Poor’s Financial Services, LLC, Bloomberg L.P., Thomson Reuters Corporation, Vickers Stock Research Corporation and Capital-Bridge, Inc.  Portfolio holdings information may be separately provided to any person at the same time that it is filed with the SEC or published on the Fund’s website.

In the event of a conflict between the interests of the Funds and the interests of MAI, or an affiliated person of MAI, the CCO shall make a determination in the best interests of the Fund, and shall report such determination to the Board of Trustees at the end of the quarter in which such determination was made.  Any employee of MAI who suspects a breach of this obligation must report the matter immediately to the CCO or to his or her supervisor.

In no event shall MAI, it affiliates or employees, or the Funds receive any direct or indirect compensation in connection with the disclosure of information about the Funds’ portfolio holdings.

There can be no assurance that the portfolio holdings disclosure policies and these procedures will protect the Funds from potential misuse of that information by individuals or entities to which it is disclosed.”

Statement of Additional Information – Management of the Funds – Board Leadership Structure

28.
Staff Comment:  Per the requirements of Item 17(b) of Form N-1A, please revise disclosure concerning the why the Trust has determined its leadership structure is appropriate given the specific characteristics or circumstances of the Trust and the Funds.  The Staff notes that the current disclosure provided in this item does not include a discussion sufficiently specific to the Trust and the Funds.

Response:  The Trust responds by stating supplementally that it believes the current disclosure is adequate in stating the Board has determined its leadership structure is appropriate “in light of the size of the Trust, the nature of its business and industry practices.”

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Jerry Szilagyi

Jerry Szilagyi
President
USA Mutuals